                                                           Filed by Inktomi Corp
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                                Subject Company: Walt Disney Co.
                                                   Commission File No. 001-11605

FOR IMMEDIATE RELEASE

INKTOMI INVESTOR CONTACT:                         INKTOMI MEDIA CONTACT:

Vishal Makhijani                                  Julie Keslik
Inktomi Corporation                               Inktomi Corporation
(650) 653-3072                                    (650) 653-3074
vishalm@inktomi.com                               JKESLIK@INKTOMI.COM

THE WALT DISNEY COMPANY:                          GO.COM:
Christine Castro                                  Eric Handler
(818) 560-6427                                    (818) 623-3913
christine.castro@disney.com                       eric.handler@corp.go.com


                    INKTOMI TO ACQUIRE ULTRASEEK CORPORATION

                 GO.COM TO SELL ITS CORPORATE SOFTWARE BUSINESS

      INKTOMI TO EXTEND SEARCH CAPABILITIES INTO GROWING ENTERPRISE MARKET

     FOSTER CITY, Calif., June 8, 2000 - Inktomi Corp. (NASDAQ: INKT), developer of scalable Internet infrastructure software, today announced that it has signed a definitive agreement to acquire Ultraseek Corporation, a subsidiary of GO.com, the Internet business of The Walt Disney Company (NYSE:GO). The acquisition will enable Inktomi to extend its search capabilities into the enterprise market, building on its current position in the general Internet search market. Ultraseek provides a scalable and customizable search and navigation software solution to businesses for their corporate intranet and extranet sites.

     "Today's acquisition solidifies Inktomi's position as a leading provider of search technology to a range of customers worldwide," said David Peterschmidt, president and CEO of Inktomi. "Our move into the enterprise market sets the agenda for the delivery of search and navigation software for intranet and extranet sites. Ultraseek's proven technology and extensive customer base makes it an excellent fit for our organization."

        GO.com Chairman Steve Bornstein said, "The divestiture of the Ultraseek enterprise business highlights GO.com's commitment to focus on and enhance its position as a leading provider of consumer entertainment, information and services on the Internet, and fully leveraging the creative strength of The Walt Disney Company. GO.com will retain its world-class consumer search technology and services, which are integral components of its leading Web properties such as the GO.com portal, ESPN.com and Disney.com.

     "While Ultraseek's enterprise software is not closely linked to our consumer-oriented business, it is a valuable asset and a strong fit with Inktomi's business. As such, we believe this transaction is a win-win for both GO.com and Inktomi," Bornstein added.

     With the addition of Ultraseek, Inktomi can deliver a robust and easy-to-use packaged search solution to the growing Enterprise Information Portal market, which is projected to reach $14B by 20021. Recognizing the need to solve complex scalability and integration issues similar to Internet portals, companies demand high-quality, high-performance search as a standard for their corporate intranet and extranet data. Inktomi's leading search services combined with Ultraseek's proven packaged search technology will provide a solid range of solutions to existing and future customers.

     Inktomi will acquire 100 percent of the outstanding stock and assume all stock options of Ultraseek in exchange for $3.5 million in cash and shares of Inktomi common stock valued at $341.2 million. Of the total consideration, $317.5 million will be provided to GO.com. Inktomi will account for the transaction under the purchase method of accounting. The transaction is expected to close in the September quarter, subject to customary closing conditions. Following closing, Ultraseek will operate under the Inktomi name with all employees of Ultraseek joining Inktomi.

ABOUT GO.COM

GO.com, the Internet business of The Walt Disney Company, manages some of the Internet's most popular Web sites, including the GO.com portal, as well as ABC.com, ABCNEWS.com, ABCSports.com, Disney.com, Disneystore.com,
DisneyTravel.com,

ESPN.com, ESPNstore.com, EXPN.com, Family.com, Movies.com, Mr. Showbiz, NFL.com, NBA.com, NASCAR Online and Soccernet. Steven M. Bornstein is the chairman of GO.com, which is headquartered in North Hollywood, California, with operations in Sunnyvale, California, Seattle, New York, Bristol, Connecticut, and London.


ABOUT INKTOMI

Based in Foster City, Calif., Inktomi develops and markets scalable infrastructure software designed for ISPs, content delivery and hosting providers, Web portal and commerce sites, wireless operators and global enterprises. Inktomi portal services include the search, directory, and commerce engine applications; network products include the Traffic Server network cache platform, Content Delivery Suite and associated value-added service applications. Inktomi's customer and strategic partner base today includes such leading companies as America Online, British Telecommunications, CNET, Excite@Home, Intel, Merrill Lynch, Microsoft, RealNetworks, Sun Microsystems and Yahoo! The company has offices in North America, Asia and Europe. For more information, visit www.inktomi.com.

                                       ###


Investors are urged to read documents relevant to the acquisition described in this announcement that are to be filed with the U.S. Securities and Exchange Commission (the "SEC") or the Secretary of State of California, because they contain important information about the acquisition. You can obtain the relevant documents that are filed with the SEC for free on the SEC's web site at http://www.sec.gov or from Inktomi. You can request copies of such documents by calling Daniel Jochnowitz at 650-653-5461 or writing to: Inktomi Corporation, 4100 East Third Avenue, Foster City, CA 92651 Att: Daniel Jochnowitz.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results predicted and reported results should not be considered an indication of future performance. The potential risks and uncertainties include, among others, Inktomi's limited operating history, history of losses, substantial dependence on Network Products, need to attract and retain portal customers and merchants, uncertainty of market acceptance, risks associated with acquisitions and entry into new markets, and substantial competition. For factors that could affect the business and financial results, see "Factors Affecting Operating Results" contained in our Quarterly Report on Form10-Q filed with the Securities and Exchange Commission on May 15, 2000. Inktomi cautions readers not to place undue reliance upon any such forward looking statements, which speak only as of the date made. Inktomi expressly disclaims any
--------------------------------------------------------------------------------
1 Summit Strategies, INTER@CTIVE WEEK
obligations or undertaking to release publicly any updates or revision to any such statements to reflect any change in Inktomi's expectations or any change in events, conditions or circumstances on which any such statement is based.


Copyright (C) 2000 INKTOMI CORPORATION. All Rights Reserved. Inktomi, Traffic Server, Scaling the Internet and the tri-colored cube logo are all trademarks or registered trademarks of Inktomi Corporation. All other company and product names referenced herein are the trademarks or registered trademarks of their respective holders.